

November 4, 2011

Via E-mail
Kevin P. Clark
Vice President and Chief Financial Officer
c/o Delphi Automotive LLP
5725 Delphi Drive
Troy, MI 48098

> **Re:** **Delphi Automotive PLC**
> **Amendment No. 5 to the Registration Statement on Form S-1**
> **Filed October 31, 2011**
> **File No. 333-174493**

Dear Mr. Clark:

We have reviewed your response to our letter dated August 29, 2011 and have the following additional comments.

Summary Historical Consolidated Financial Data, page 13

1. Refer to footnote (5) on page 15. Please revise to disclose the amount of the commissions to be paid to the underwriters in connection with the offering.

2. Please revise to eliminate the presentation of pro forma net income and earnings per share for the nine months ended September 30, 2010. Your Selected Financial Data on page 46 should be similarly revised.

Risk Factors, page 16

We are involved from time to time in legal proceedings, page 26

3. We note that you maintain reserves for litigation related to your Brazil operations that are "substantially less that the amount of claims asserted." Please revise here and on page 118 to quantify the amount reserved for these claims. To the extent that the reserves maintained for any other litigation is materially less than the amount of the claim asserted, please revise this risk factor disclosure accordingly.

Capitalization, page 34

4. Please revise to provide footnote disclosure explaining how the pro forma as adjusted amounts of additional paid-in-capital and retained deficit as of September 30, 2011 were calculated or determined.

Dilution, page 44

5. Please revise your calculations of your tangible net book value per share on a historical and pro forma basis to exclude the recorded value of your intangible assets of $623 million as of September 30, 2011. Additionally, the first sentence of your dilution disclosures on page 44 should be revised to refer to your historical net tangible book value as of September 30, 2011 rather than your pro forma net tangible book value at this date. Please revise accordingly.

Management's Discussion and Analysis, page 49

6. We note from page 53 that the description of EBITDA is described as "operating income before depreciation and amortization, including long-lived asset and goodwill impairment." Given that EBITDA is defined as earnings before income taxes, depreciation, and amortization and is reconciled to net income, please revise your description to refer to earnings rather than operating income. The description of "Adjusted EBITDA" on page 54 should be similarly revised.

Liquidity and Capital Resources, page 83

Credit Agreement, page 83

7. We note from page 84 that the credit agreement was further modified in October 2011 to better accommodate your anticipated corporate structure following the offering. Please revise the discussion on page 84 to explain the nature of the modifications and the specific terms of the modified agreement. Note 8 on page F-90 should be similarly revised.

Special IPO Incentive Opportunity, page 153

8. We note from the disclosure on page 153, that in connection with the initial public offering, all current members of the Board of Managers are eligible to receive a $275,000 award following the completion of an initial public offering if the implied company value at the time of the offering is greater than $6.0 billion. Please revise the pro forma balance sheet included on page 42 of the registration statement to include a pro forma adjustment for this expected award. Also, please revise MD&A to discuss the amount of expense that the company expects to recognize in connection with these cash awards upon completion of the company's planned public offering.

September 30, 2011 Interim Financial Statements, page F-78

Consolidated Balance Sheets, page F-79

9. We note from the disclosure included in Note 12 that subsequent to September 30, 2011, additional Class B membership interests were redeemed at a cost of $39 million and a

Kevin P. Clark
Delphi Automotive LLP
November 4, 2011
Page 3

$95 million distribution will be paid on December 5, 2011 with regard to membership interests held at October 31, 2011. Please revise to include a pro forma balance sheet reflecting these changes in capitalization alongside your historical balance sheet as of the latest period presented. Refer to the guidance outlined in SAB Topic 1:B:3.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Michael Kaplan
        Davis Polk & Wardwell LLP